UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-l(b), (c) AND (d) AND AMENDMENTS THERETO
                             FILED PURSUANT TO 13d-2
                               (Amendment No. __)*

                                   Maxxam Inc.
                                (Name of Issuer)

                          Common Stock, $0.50 par value
                         (Title of Class of Securities)


                                 (CUSIP Number)
                                    577913106

                                November 12, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [   ] Rule 13d-l(b)

                               [ X ] Rule 13d-l(c)

                               [   ] Rule 13d-l(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

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CUSIP No. 577913106                                           Page 2 of 6 Pages
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        NAME OF REPORTING PERSON
1       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Scion Capital, LLC ("Scion Capital")
        I.R.S. Identification No.: 91-2085893
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
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3       SEC USE ONLY
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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

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               5      SOLE VOTING POWER
  NUMBER OF
    SHARES            6,518,071
              ------------------------------------------------------------------
 BENEFICIALLY
   OWNED BY    6      SHARED VOTING POWER
     EACH
  REPORTING           0

              ------------------------------------------------------------------
    PERSON
     WITH      7      SOLE DISPOSITIVE POWER

                      6,518,071
               -----------------------------------------------------------------

               8      SHARED DISPOSITIVE POWER

                      0
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,518,071 ** Please refer to Item 4, Page 4 for disclaimer of beneficial ownership.
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES
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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        5.27%
--------------------------------------------------------------------------------

12      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

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CUSIP No. 577913106                                           Page 3 of 6 Pages
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Item 1(a). Name of issuer:

      Maxxam Inc., a Delaware corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

      5847 San Felipe, Suite 2600
      Houston, TX  77057

Item 2(a). Name of Person Filing:

      Scion Capital, LLC ("Scion Capital")

Item 2(b). Address of Principal Offices or, if None, Residence:

      1731 Technology Drive, Suite 550, San Jose, CA 95110

Item 2(c). Citizenship:

      Delaware

Item 2(d). Title of Class of Securities:

      Common Stock, $0.50 par value

Item 2(e). CUSIP Number:

      577913106

                                  SCHEDULE 13G

-----------------------                                      -------------------
CUSIP No. 577913106                                           Page 4 of 6 Pages
-----------------------                                      -------------------


Item 3. If the Statement is being filed pursuant to Rule 13d-l(b), or 13d-2(b) or (c), check whether the filing person is a:

(a)[ ]    Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o);
(b)[ ]    Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)[ ]    Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.
          78c);
(d)[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)[ ]    An investment adviser in accordance with l3d-l(b)(I)(ii)(E);
(f)[ ]    An employee benefit plan or endowment fund in accordance with 13d-1
          (b)(1)(ii)(F);
(g)[ ] A parent holding company or control person in accordance with 13d-l(b)(1)(ii)(G);
(h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)[ ]    Group, in accordance with l3d-l(b)(l)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box.

Item 4. Ownership:

     The information in Items 5-11 on the cover page (page 2) of this Schedule 13G is incorporated by reference.

     Scion Capital serves as investment manager to Scion Value Fund, a Series of Scion Funds, LLC and Scion Qualified Value Fund, a Series of Scion Qualified Funds, LLC, both of which are private investment companies (the "Funds"). In its role as investment manager, Scion Capital possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds. Scion Capital disclaims beneficial ownership of such securities.

                                  SCHEDULE 13G

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CUSIP No. 577913106                                           Page 5 of 6 Pages
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Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Scion Capital serves as investment manager to Scion Value Fund, a Series of Scion Funds, LLC and Scion Qualified Value Fund, a Series of Scion Qualified Funds, LLC, both of which are private investment companies (the "Funds"). In its role as investment manager, Scion Capital possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds. Scion Capital disclaims beneficial ownership of such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable.

Item 8. Identification and Classification of Members of the Group.

     Not Applicable.

Item 9. Notice of Dissolution of Group.

     Not Applicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

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CUSIP No.5779131061                                           Page 6 of 6 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2003

                                    SCION CAPITAL, LLC

                                    By: /s/ Michael J. Burry
                                       -----------------------------
                                          Dr. Michael J. Burry
                                          Managing Member


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).